SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Dril-Quip, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

262037 10 4

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262037 10 4
1	NAME OF REPORTING PERSON Larry E. Reimert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,852,894
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,852,894
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,852,894
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 262037 10 4
1	NAME OF REPORTING PERSON Reimert Family Partners, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,750,000
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,750,000
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4%
12	TYPE OF REPORTING PERSON PN

Item 1.

Item 1	(a)	Name of Issuer:

Dril-Quip, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

13550 Hempstead Highway
Houston, Texas 77040

Item 2.

Item 2	(a)	Name of Person(s) Filing:

Larry E. Reimert and Reimert Family Partners, Ltd.

Item 2	(b)	Address of Principal Business Office:

13550 Hempstead Highway

Houston, Texas 77040

Item 2	(c)	Citizenship:

U.S. (Reimert Family Partners, Ltd. is a limited partnership organized under the laws of the State of Texas)

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

262037 10 4

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act.

	(b)	☐ Bank as defined in section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐ Investment Adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ Parent holding company or control person, in accordance with § 240.13d-1(b)(ii)(G).

	(h)	☐ Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned by Larry E. Reimert:

1,852,894(1)(2)

	(b)	Percent of Class Beneficially Owned by Larry E. Reimert:

4.6%(1)(2)

	(c)	Number of shares as to which Larry E. Reimert has:

		(i)	Sole power to vote or to direct the vote:

1,852,894(1)(2)

		(ii)	Shared power to vote or to direct the vote:

None

		(iii)	Sole power to dispose or to direct the disposition of:

1,852,894(1)(2)

		(iv)	Shared power to dispose or to direct the disposition:

None

	(d)	Amount Beneficially Owned by Reimert Family Partners, Ltd.:

1,750,000(2)

	(e)	Percent of Class Beneficially Owned by Reimert Family Partners, Ltd.:

4.4%(2)

	(f)	Number of shares as to which Reimert Family Partners, Ltd. has:

		(i)	Sole power to vote or to direct the vote:

1,750,000(2)

		(ii)	Shared power to vote or to direct the vote:

None

		(iii)	Sole power to dispose or to direct the disposition of:

1,750,000(2)

		(iv)	Shared power to dispose or to direct the disposition:

None

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

Explanation of Responses:

(1) Includes (i) 910 shares of Common Stock owned directly by Mr. Reimert and (ii) 101,984 shares of Common Stock subject to exercisable options.

(2) Includes 1,750,000 shares of Common Stock owned directly by Reimert Family Partners, Ltd., as to which Mr. Reimert, as its managing general partner, exercises sole voting and dispositive power. Because Mr. Reimert exercises sole voting and dispositive power with respect to these shares, he may be deemed to be an indirect beneficial owner of these shares for purposes of Rule 13d-3.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2011

/s/ Larry E. Reimert
Larry E. Reimert

REIMERT FAMILY PARTNERS, LTD.

By:	/s/ Larry E. Reimert
Larry E. Reimert, its Managing General Partner

AGREEMENT

The undersigned hereby agree in writing pursuant to the provisions of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached is filed on behalf of each of the undersigned.

Dated: February 9, 2011

/s/ Larry E. Reimert
Larry E. Reimert

REIMERT FAMILY PARTNERS, LTD.

By:	/s/ Larry E. Reimert
Larry E. Reimert, its Managing General Partner